CHINA POWER EQUIPMENT, INC.
6th FLOOR, FEI JING INTERNATIONAL, NO. 15 GAOXIN 6 ROAD
HI-TECH INDUSTRIAL DEVELOPMENT ZONE XI'AN, SHAANXI, CHINA 710075
TEL: 011-86-29-88310282\88310560

November 6, 2008
BY EDGAR
Mr. Joseph McCann
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop: 6010
Washington, D.C. 20549
Tel: 202-551-6262

Re:	China Power Equipment, Inc.
Registration Statement on Form S-1
File No. 333-147349

Dear Mr. McCann:

On behalf of China Power Equipment, Inc. (the “Company”), I hereby request that the above-captioned registration statement be ordered effective at 12 p.m. on Friday, November 7, 2008, or as soon as practicable thereafter.

In accordance with your request, the Company represents as follows:

•  The Company acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•  The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•  The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Very truly yours,

China Power Equipment, Inc.

By:	/s/ Elaine Lanfeng Zhao
Name: Elaine Lanfeng Zhao
Title: Chief Financial Officer